Business Plan
for a Small USDA-Inspected
Meat Processing Plant

April 2021



18 Winding Hill Road
Northwood, New Hampshire 03261
info@shortcreeknh.com

Table of Contents

Table of Contents

List of Tables

List of Figures

List of Attachments

8.1	Short Creek Farm 2018 federal tax return
8.2	Short Creek Farm 2019 federal tax return
8.3	Short Creek Farm 2020 federal tax return
8.4	Personal financial statement for Jeff Backer
8.5	Personal financial statement for Dave Viola

Section 1   Executive Summary

1.1   History

Co-founders Dave Viola and Jeff Backer started Short Creek Farm in 2015 on 300 acres in Northwood, New Hampshire. They produce high-quality value-added meat products from pastured pork and grassfed beef raised on their farm, and they have achieved substantial yearly revenue growth, with sales of $410,000 and net profit of $37,500 in 2020 (**Figure 1.1**). Sausages are currently produced in Short Creek's own small non-USDA processing space while retail cuts and other value-added products are produced under contract (i.e., "co-packed") by USDA processors.



Figure1.1
Short Creek Farm revenue from 2016 to 2020

1.2   Goals

Dave and Jeff seek to grow Short Creek from a local farm to a regional processed meat company. With the opening of a new 6,000 sq-ft USDA-inspected facility in Kennebunk, Maine, operations will be expanded to encompass all aspects of meat processing from butchery to sausage and salami manufacturing. Short Creek will produce new lower-cost items made with heritage breed pork sourced from a co-op of farms in the Midwest while continuing to market its own farm-raised meats under the new Short Creek Farm *Homegrown* brand.

1.3   Products & Services

Short Creek offers a full line of high-value pastured pork and grassfed beef products and focuses on sausage, salami, bacon, and other processed items popular with consumers. Seasonal and limited-release *Homegrown* products combine Short Creek Farm pastured pork and grassfed beef with other local ingredients, while classic recipes made with lower-cost pork are available year-round. Short Creek will also offer co-packing services, creating high-quality value-added products for other local farmers.

1.4   Market Analysis

The market for local food has boomed over the last 10 years, and shoppers in the Northeast are among the most likely to seek out products from local farms and food companies. Short Creek's products will be marketed to online home delivery services, restaurants, farm stands, specialty food and wine shops, and to larger regional supermarket chains like Hannaford. Only a few of New England's 244 USDA-inspected meat processors are making high-quality sausages and charcuterie, and Short Creek's small-farm brand identity and emphasis on creativity in its product catalog set it apart from the competition.

1.5   Sales & Marketing

Short Creek's marketing strategy will focus on working in established distribution channels to acquire new customers and increase sales, especially to high-volume wholesale customers and distributors. *Homegrown* products will be marketed to specialty shops, farm stands, and restaurants in an expanded delivery area reaching Portland and Boston, while new lower-cost products will be marketed primarily to large retailers and wholesale distributors. Pricing is competitive and is set at a margin above total costs, including fixed costs and all farm-based expenditures.

1.6   Operations

Short Creek's new USDA processing facility will accommodate increasing volumes of both *Homegrown* products and products made with meat from other suppliers, with capacity more than sufficient to handle the farm's expanding livestock production over 10 years. Total manufactured product volume, including products co-packed for other local farms, will grow from almost 158,000 pounds in 2022 to 224,000 pounds by 2026 with capacity for additional volume going forward. Short Creek's historical data, along with government data and data from another similar USDA facility, have been used to project labor requirements and other expenses. The facility will initially require five production personnel and two additional administrative staff, including Dave as Plant Manager. The labor-to-revenue ratio will remain near 26% over five years, and other direct costs will average 42% of revenue over the same period.

1.7   Financial Plan

Short Creek's new facility will require a capital investment of $930,100. Dave and Jeff will contribute $130,100, leaving $800,000 to be financed through a combination of government and commercial loans. Building from a strong production and sales track record, Short Creek is projecting $50,000 in net income in the facility's first year of operation. Cash flow will be positive after the first year ensuring the business can sustain operations and continue to grow while repaying debt (**Figure 1.2**). By 2026, Short Creek's net profit margin is expected to surpass 10% (**Figure 1.3**), a strong financial return for businesses in the food processing industry.

Figure 1.2
Capacity for debt repayment



Figure 1.3
Summary of financial projections



Section 2   Company Description

2.1   Mission & Vision

Short Creek Farm produces pastured pork and grassfed beef to make high-quality value-added meat products for sale to local and regional markets. The company's founders, Jeff Backer and Dave Viola, aim to grow Short Creek from a small farm to a small niche meat processor. Short Creek will offer distinct specialty products made from its own farm-raised meats while making other products with meat sourced from responsible producers in the United States.

2.2   Target Consumer

Short Creek's target consumers attach special significance to products that are produced locally, particularly if those products are made with meat and other ingredients from local farms. If these shoppers can't get meat raised locally, they choose meat that was raised responsibly with respect to animal welfare and the environment. They seek out specialty shops for interesting cheeses, cured meats, and wines, but they are just as likely to shop at their local supermarket. They are enthusiastic about food, and they cook at home more than the average person. When they go to restaurants, they like to see local food and beverages on the menu. Above all else, Short Creek's target consumers value a high-quality product and they are willing to pay a premium for it.

2.3   Industry Position

Short Creek is part of the local food movement, with a hand in both local agriculture and the niche processed meat industry. While excitement around farmers' markets peaked in the early 2010s, there remains a base of enthusiastic consumers dedicated to supporting local farms, especially those farms using regenerative methods such as pasture-raised and grassfed pork and beef production. At the same time, the processed meat industry is growing, with consumers looking for high-quality value-added meat products. By making a distinct line of specialty sausages and charcuterie with its own farm-raised meat and offering other products made with lower-cost meat sourced elsewhere, Short Creek caters to dedicated supporters of local agriculture while also taking advantage of the broader growth in the artisanal processed meat market.

2.4   Legal Structure

Short Creek Farm is a limited liability company registered in New Hampshire. Jeff Backer and Dave Viola are the sole members, with stakes divided equally, and they co-manage the business.

2.5   Company History

Short Creek Farm co-founders Jeff Backer and Dave Viola have been friends since high school, and both have backgrounds in ecology and conservation science. Around the time Jeff started farming in 2010, Dave began to dabble in the art and science of homebrew charcuterie. Short Creek Farm was born when they realized that existing value-added processing services left farmers with high-priced, low-quality, and boring products to offer customers despite the demand for high-quality and creative products made from well-raised local meat.

The Farm

Dave and Jeff started Short Creek in Northwood, New Hampshire in 2015, leasing a 50-acre portion of a 300-acre farm with about 100 acres of pasture and hay fields. In early 2021, they purchased the 50-acre parcel including the house, barn, and 40 acres of pasture, and they will lease the remaining 250 acres with an option to purchase.

The livestock operation began with feeder piglets and farm-born calves from Short Creek's own small beef herd. In 2017, after struggling to find enough piglets to meet the growing demand for Short Creek sausages, Jeff transitioned to farrow-to-finish pork production, meaning that all Short Creek pigs are now born and raised on the farm. Pork production has grown steadily over the years, from 80 pigs slaughtered in 2016 to over 300 projected for 2021, making the farm one of the largest farrow-to-finish pork producers in New Hampshire. With newly secure access to 100 acres of hay and grazing land, Short Creek intends to increase beef production beginning in 2022.

Food Processing

Short Creek has distinguished itself from other local farms by making value-added products such as sausage, bacon, and salami the focus of its business. Short Creek initially produced sausages using portable equipment in a community kitchen rented by the hour. Since 2017, Short Creek has leased its own small food processing facility in Dover, New Hampshire. Food processing currently takes place in three separate facilities.

- Adams Farm in Athol, Massachusetts provides slaughter services and breaks down carcasses into cuts packaged for retail sale as well as larger cuts used as a starting point for Short Creek's value-added items.
- Dave makes sausages in Short Creek's own processing facility in Dover. He produces over 30 varieties of sausages there, though the facility's small size—only 650 sq-ft—restricts the scope of processing operations.
- Short Creek's bacon and salami are co-packed by New England Charcuterie, a small USDA-inspected meat processing company in Waltham, Massachusetts. These products were developed to Short Creek's own specifications, from product formulations to packaging design and materials.

Sales

Sales have evolved considerably over Short Creek's history. Initially focused on farmers' markets due to the low barrier to entry and the opportunity to quickly build brand recognition, Short Creek began to focus on wholesale in 2017. From 2017 to 2019 the share of sales from wholesale rose from 10% to 50% and total annual revenue increased from $170,000 to $290,000.

The changes associated with the coronavirus pandemic brought about a major shift in marketing strategy in 2020. When farmers' markets shut down in the spring, Short Creek transitioned to distributing products through a home delivery service operated by Three River Farmers Alliance while also expanding direct delivery to small retail stores and farm stands. These channels generated 90% of all sales last year, during which revenue grew to over $400,000, an increase of more than 40%.

As the wholesale business grew, demand outstripped the farm's production capacity. To meet demand, Short Creek introduced a new line of salami made with heritage breed Berkshire pork sourced from Premier Proteins, a co-op of family farms in the Midwest, and now sells these salami to Hannaford supermarkets in New Hampshire and through a specialty food distributor.

2.6   Location

Farm

Straddling the Great Bay and Merrimack River watersheds in Northwood, New Hampshire, Short Creek's 300-acre farm is close to services in Concord and Rochester. Green Mountain Feeds, the region's only non-GMO livestock feed supplier, makes regular deliveries to this area, and there are three USDA-inspected slaughter facilities in a 120-mile radius, including Adams Farm, Short Creek's preferred slaughterhouse and the region's largest. The farm's location relative to conserved land ensures that there will be no further housing development along property boundaries, and the farm's size allows for placement of heavy-use livestock facilities away from existing neighbors. These factors are critical for livestock farms, limiting the likelihood of nuisance complaints and allowing for continued good relations with the community as production increases.

Processing Facility

Short Creek currently operates a 650 sq-ft food processing facility in Dover, New Hampshire and is negotiating a 7-year lease on 6,000 sq-ft of industrial space in Kennebunk, Maine, approximately 35 miles northeast of the farm. The site is less than a mile from the interstate and offers convenient access to the farm, slaughterhouse, and markets in Portland, Boston, and the New Hampshire Seacoast (**Appendix Figure 8.1**). Short Creek will phase out operations in Dover when processing operations are moved to the new facility in Kennebunk.

2.7 Management Team

Jeff Backer

Jeff Backer is responsible for managing livestock production at the farm in Northwood, New Hampshire. Though he did not grow up in a farm family, his studies of wildlife biology, ecology and conservation at the University of Rhode Island led to an interest in agroecology and ultimately to actively participating in small-scale local farming. He began farming in 2008 as an apprentice at Moon in the Pond Farm, a small and diverse farm and homestead in Sheffield, Massachusetts. His time at Moon in the Pond reinforced his appreciation for great food, especially meats smoked and cured using old-world methods, and made him realize that long-term success in farming meant taking it seriously as a business. In 2009, he moved on to apprentice at Natural Roots CSA, a productive and successful vegetable farm in Conway, Massachusetts. Using the innovative production methods he learned at Natural Roots, methods that today would be called regenerative agriculture, Jeff went on to start his own farm business, Potter Hill Farm, in 2010 in Grafton, Massachusetts. At Potter Hill, Jeff turned 25 acres of old fields into a farm producing heirloom vegetables, pastured pork, and grassfed beef. Jeff sold the growing Potter Hill Farm business to another farmer in 2015 when he co-founded Short Creek Farm with longtime friend, Dave Viola. At Short Creek, Jeff continues to develop production systems that reflect his love of food, his background in ecology, and his experience with regenerative farming practices.

Dave Viola

Dave Viola is responsible for food processing operations at Short Creek. With 10 years of experience in the food industry, Dave has had a hand in progressive companies throughout New England. He got his start developing well-respected charcuterie programs for James Beard Award-nominated chef Matt Jennings, first at Farmstead in Providence, Rhode Island and later at Townsman in Boston, Massachusetts. He then delved into the world of whole animal butchery while managing production of retail cuts and fresh sausages at Vermont Salumi in Plainfield, Vermont. While bringing Vermont Salumi's new line of dry-cured salami to market, Dave gained valuable insight into USDA regulation of small meat processors. Leveraging his academic background, he distilled statutory requirements and the input of consultants into a comprehensive food safety plan and then negotiated with state and federal agencies to successfully gain regulatory approval. From there, Dave moved on to manage New England Charcuterie, in Waltham, Massachusetts, from the company's founding in 2013. Being there from the start afforded him the opportunity to develop a wide-ranging food safety program, to create formulations and processing methods for over 100 unique products, and to implement standard operating procedures that remain in place today. Dave also brought about New England Charcuterie's transition from a retail-only business to a USDA-inspected wholesale operation. Although he stepped away from a day-to-day role at New England Charcuterie in order to co-found Short Creek Farm in 2015, Dave remains involved with the company to this day as a consultant.

2.8   Key Strengths

- Authentic small-farm brand identity
- Experience navigating USDA regulations
- High-quality processed meat products
- Creative and diverse product range
- Full control over final product
- Established customer base
- Multiple product distribution channels
- Capacity to make lower-cost products at scale
- Distinct line of small-batch farm-raised products

2.9   Significant Challenges

Scheduling slaughter dates at regional slaughterhouses is a widely recognized challenge for local livestock producers. While there is sufficient slaughter capacity at most facilities, there is a bottleneck on the cutting floor where custom butchery services are performed. Due to this bottleneck, it has become difficult for Short Creek to secure slaughter appointments as livestock production at the farm has increased, though kill-only appointments are readily available for producers able to receive whole carcasses for further processing elsewhere. On the value-added processing side of the business, it is not certain that New England Charcuterie has the capacity to accommodate significant growth in Short Creek's salami and bacon production.

The high cost of processing services poses another challenge (**Figure 2.1**). While outsourcing butchery services to the slaughterhouse is common for small livestock producers, it is expensive and there are no cost savings with increased volume. Cut-and-wrap fees alone (not including slaughter fees) will make up 8% of Short Creek's direct costs this year, and fees for value-added processing at New England Charcuterie will be an even greater share of expenses at more than 20% of direct costs. These fees combined will total over $150,000 this year on projected gross sales of $669,000.



Figure 2.1
Cut-and-wrap fees and co-packing fees in relation to all direct costs. 2021 values are projected.

The size and licensing of Short Creek's existing processing facility are also significant limitations. USDA inspection is required during production to distribute meat products for resale, meaning Short Creek sausages are not currently available to retailers. The current facility is licensed by the City of Dover, and the expansion and renovations required to obtain USDA inspection are not feasible at this location.

2.10   Goals

Short Creek's primary goal is to move its processing operation to a new USDA-inspected plant capable of all meat processing activities, from butchering to sausage, bacon, and salami production. A larger USDA facility will enable Short Creek to:

- Perform all butchering in-house, eliminating the need for butchery at the slaughterhouse;
- Increase net profit through the elimination of high cut-and-wrap and co-packing fees;
- Distribute fresh sausages to retailers, significantly increasing revenue;
- Increase processing capacity and realize economy of scale as production volumes grow;
- Offer co-packing services to livestock producers seeking high-quality value-added processing.

Once in the new facility, Short Creek will continue to introduce lower-cost products made with pork sourced from other meat suppliers. All farm-raised meats will be rebranded as artisanal limited-release Short Creek Farm *Homegrown* products marketed to specialty retail shops, farm-to-table restaurants, and farm stands.

Section 3   Products & Services

3.1   Products

While Short Creek offers a full range of retail cuts of pastured pork and grassfed beef, over 75% of sales in 2020 came from value-added items. Limited-release *Homegrown* products combine Short Creek Farm pastured pork and grassfed beef with other local and seasonal ingredients, while sausage, salami, and bacon made with meat sourced from other suppliers are consistently available (see **Appendix Figure 8.2**).

Sausage
Sausages range from classics to more adventurous *Homegrown* flavors and take advantage of co-branding opportunities with other local businesses.

Salami
Salami are dry-cured and ready to eat, attractively packaged, and shelf stable. The selection ranges from classic flavors to unique *Homegrown* recipes.

Bacon
Bacon is currently available in two flavors, and new *Homegrown* flavors are being developed.

Retail Cuts
All retail cuts will be marketed under the *Homegrown* label, including high-value cuts not available from other local producers.

Other Products
In order to get the most value from pork and beef raised on the farm, Short Creek makes specialty products from parts of the carcass that might otherwise go to waste and will offer them under the *Homegrown* label.

3.2   Co-packing Services

Small livestock producers in the region have limited options for quality value-added processing, and Short Creek will utilize increased processing capacity in its new facility to provide co-packing services to local farmers. Co-packing options will include several flavors of sausage, bacon, and salami. Custom product development will be available to producers bringing high consistent volume, and assistance with packaging including label design and facilitation of required USDA label review and approval will also be available.

Section 4　Market Analysis

4.1　Market Trends

There is a sizable market in the Northeast for local farm products marketed directly to consumers, and states in northern New England rank high on the Strolling of the Heifers Locavore Index[1] which rates states in terms of their population's commitment to supporting local farms. The USDA Local Food Marketing Practices Survey[2] provides comprehensive data on farms' direct sales including: farm stand and farmers' market sales; sales to retailers, restaurants and small distribution companies; and sales via online marketplaces. According to the survey, direct sales from farms to consumers totaled nearly $2 billion in the Northeast in 2015, the most recent year for which data is available. Value-added product sales were especially strong in the region, accounting for nearly 50% of all regional sales and 25% of value-added sales nationally. Sales from farm stands were 26% of the regional total at $516 million, sales to restaurants and retailers were 16% at $314 million, and sales to institutions and distributors accounted for $615 million in sales, or 31% of the regional total. Farmers' market sales were only $208 million in 2015 and have presumably declined since, with farmers' markets waning in popularity even before COVID-19. Unlike farmers' markets, online marketplaces fared well during the pandemic with the rise in popularity of local-oriented home delivery services. In 2015, online marketplaces produced $40 million in sales for Northeast farms, and this number has certainly increased over the last five years as consumers have done more shopping online.

Beyond the demand for value-added products made with local ingredients, there is a broader market for charcuterie, sausage, and other processed meats. In 2019, sales of "charcuterie types of packaged lunch meats" and "charcuterie types of packaged meat snacks/meals" reached nearly $1 billion in a meat and deli counter market worth a total of $9 billion nationally. Salami and other processed products represent the fastest growing category of deli meat, but only a fraction of the 5500 USDA-inspected meat processing plants located across the country are focused on charcuterie production. Among the 244 USDA-inspected processing plants in New England, there are only a few small companies (e.g., New England Charcuterie, Vermont Salumi) producing high-quality charcuterie to rival imported products. Though generally dominated by mass-produced products made by large processors, the market for domestically produced charcuterie is growing rapidly and shoppers are increasingly looking for genuinely small-batch and artisanal products[3].

4.2　Target Markets

Short Creek's *Homegrown* products will be marketed to home delivery customers, restaurants, farm stands, and smaller specialty shops. Lower-cost sausage, salami, and bacon will be available in all markets, though they will be targeted primarily at higher volume wholesale customers and distributors requiring lower price points.

Home Delivery
Three River Farmers Alliance's Veggie-Go has established itself as the leading regional home delivery service focused on local farm produce and other locally produced goods. Veggie-Go delivers to over 1,000 households every week throughout the New Hampshire and Maine Seacoast area, the Merrimack Valley, and the North Shore and Boston metro areas of Massachusetts. Short Creek has been working with Veggie-Go since its inception in March 2020 and has an existing customer base that regularly uses the service.

Restaurants
Sales to restaurants are expected to rebound as the industry recovers from COVID-19. Charcuterie and sausages are popular at up-scale bistros and brewpubs and these establishments often prefer local products.

[1] https://www.newhope.com/market-data-and-analysis/2019-locavore-index-your-state-eating-local
[2] https://www.nass.usda.gov/Surveys/Guide_to_NASS_Surveys/Local_Food/
[3] https://www.delibusiness.com/charcuterie-whats-old-is-new-again/

By moving to in-house butchering, Short Creek will be able to offer consistent high-quality cuts of pork and beef along with *Homegrown* sausages, bacon, and salami to chefs wishing to highlight local food on their menus.

Specialty Shops and Independent Grocers

Specialty shops and upscale independent grocery stores are a natural fit for Short Creek's salami and fresh sausages, with customers willing to pay a premium for high-quality products. The full product catalog, including *Homegrown* bacon, sausage, and salami, will be available to shops receiving delivery directly from Short Creek, and a limited selection of lower-cost products will be offered to wholesale distributors for wider distribution.

Farm Stands

Shoppers at farm stands are interested in supporting local farms and are willing to pay more for locally-raised and locally-made products, making Short Creek's *Homegrown* products attractive to stand owners looking to supplement their own produce. Short Creek currently moves a large volume of salami, bacon, and cuts of pork through farm stands throughout the Seacoast, and these retailers will be a key market for *Homegrown* sausages produced in the new USDA facility.

Regional Grocery Chains

Larger grocery stores require consistent availability and lower price points, and Short Creek meets these needs with products made with heritage breed pork sourced from Premier Proteins. Hannaford is one of the region's largest supermarket chains with over 180 stores in New England and New York, and Short Creek currently sells salami to 10 locations in New Hampshire. Hannaford and potentially other supermarkets will be key buyers of lower-cost sausage, salami, and bacon produced in Short Creek's new USDA facility.

4.3   Key Competitors

Short Creek's small-farm brand identity, distinct line of products made with its own farm-raised meats, and emphasis on creativity and diversity in its product catalog set it apart from the competition. Key advantages over direct competitors are summarized in **Table 4.1**.

New England Charcuterie

New England Charcuterie, a small meat processor in Waltham, Massachusetts, currently co-packs bacon and salami for Short Creek Farm and other companies, but it also markets a line of products under its own brand. As bacon and salami production moves to Short Creek's own USDA facility, New England Charcuterie will transition from a co-packing partner to a regional competitor. New England Charcuterie's own product line consists mostly of retail-format salami chubs and sliced salami packs with a focus on classic western European recipes. Meat is supplied by Premier Proteins, a specialty distributor of domestic Berkshire pork, and all processing occurs at New England Charcuterie's USDA facility in Waltham. Its packaging and marketing do a poor job of emphasizing the provenance of the meat used in its products (lacking any claims such as "heritage breed" or "no added antibiotics") or its status as a small local company. The retail price point for New England Charcuterie salami is comparable to Short Creek's.

Vermont Salumi

Vermont Salumi is a small meat processing company based in Barre, Vermont offering retail-format salami chubs as well as fresh pork sausage. Flavor profiles are limited, representing only a few traditional Italian and Spanish styles. Meat is supplied by duBreton, a large producer of Duroc pork based in Quebec. Salami and sausages are initially fabricated at Vermont Packinghouse, another small plant in North Springfield, Vermont, and salami are then dried and packaged in Vermont Salumi's own facility. As with many Vermont food companies, Vermont Salumi excels at promoting its association with the state of Vermont but does a poor job emphasizing ties to the broader New England region. Short Creek's products are priced competitively on a per-pound basis with Vermont Salumi products, though Vermont Salumi offers slightly smaller packages of sausage and salami resulting in lower package prices for key products.

Singing Pastures

Singing Pastures is a relatively young meat brand based in the Midcoast region of Maine offering retail-format salami chubs and snack sticks in a limited range of flavor profiles. Singing Pastures positions itself as pasture-based rather than local, focusing its marketing on the qualities of the pork used (e.g., "pasture-raised", "heritage breed"). Some pork is supplied by Singing Pastures' Maine farm, but it is unclear if meat is also sourced from other suppliers. All processing is outsourced to third parties, with salami co-packed by Vermont Salumi and snack sticks produced by a company in Wisconsin. Singing Pastures' distribution is heavily weighted toward e-commerce with sales generated through social media. The retail price point for Singing Pastures' salami is comparable to Short Creek's.

Table 4.1
Comparison of Short Creek Farm with key regional competitors

	SHORT CREEK FARM	NEW ENGLAND CHARCUTERIE	VERMONT SALUMI	SINGING PASTURES
PRODUCT RANGES	Pork and beef cuts Sausages Bacon Salami (chubs)	Salami (chubs and sliced)	Sausages Salami (chubs and slied)	Salami (chubs) Snack sticks
PRICING	Mid to High	Mid to High	Low to Mid	High
QUALITY	High-quality raw materials and excellent craftsmanship	Good-quality raw materials and excellent craftsmanship	Product develops off flavors due to packaging method	Product develops off flavors due to packaging method
MANUFACTURING CAPACITY	Transitioning to all processing being performed in own facility	All processing performed in own facility	Majority of processing performed by others	All processing performed by others
CONSISTENCY	High	High	Significant batch-to-batch variation	Significant batch-to-batch variation
ORIGINALITY	Most varieties are unique to our company	Primarily classic European varieties	Primarily classic European varieties	Primarily classic European varieties
DIVERSITY	More than 40 varieties Selection varies throughout year	10 salami varieties 1 rotating variety only	4 salami + 4 sausage varieties Fixed selection	3 salami + 3 sausage varieties Fixed selection
PACKAGING	Eye-catching design and high-quality finish	Bland graphic design and sloppy packaging	Professional but does not stand out	Good design, unified across entire brand
SALES CHANNELS	Wholesale Home delivery E-commerce	Wholesale E-commerce	Wholesale E-commerce	Wholesale E-commerce

4.4   Barriers to Entry

Capital Investment

Meat processing is a difficult industry to break into, as even small facilities require extensive capital investment to get up and running. Physical plants are often highly specialized, requiring extensive plumbing infrastructure, heavy electrical service, and large refrigerated areas. Equipment is likewise highly specialized and, because it must be approved for use in contact with food, is largely constructed with more expensive materials than other industrial or manufacturing equipment. Though Short Creek will transfer assets from its current facility, including several pieces of expensive processing equipment, the investment required to expand processing capacity in a new location is considerable (these requirements are addressed in detail in **Section 6**).

Regulation

Operating a USDA facility requires specific knowledge and expertise. Meat and poultry processing is regulated by the Federal Meat Inspection Act and the Poultry Products Inspection Act. Pursuant to these regulations, companies that wish to wholesale their products must be inspected by USDA. Such establishments are required to have in place Hazard Analysis and Critical Control Point (HACCP) programs along with associated prerequisite programs including Sanitation Standard Operating Procedures (SSOPs). Compliance with HACCP regulations is typically one of the biggest impediments to gaining federal inspection for small establishments, but Short Creek co-founder Dave Viola initially developed and currently oversees the HACCP program at New England Charcuterie. The scope of New England Charcuterie's processing activities overlaps considerably with Short Creek's and adapting these existing HACCP and prerequisite programs for use at a new USDA facility will be straightforward.

Section 5   Sales & Marketing

5.1   Marketing Strategy

- Focus on increasing sales through established distribution channels
- Create a new brand to highlight farm-raised products
- Grow an existing wholesale customer base by expanding direct delivery routes
- Increase sales by releasing new products, including new lower-cost products
- Offer co-packing services to other local businesses
- Use social media ads and public radio underwriting to reach new customers

5.2   Distribution Channels

Products are distributed through three channels (direct-to-consumer, direct wholesale, and distributor wholesale), and Short Creek will focus on growth in direct wholesale and distributor wholesale. Sales in 2020 were split about evenly between direct-to-consumer and wholesale, but in five years 80% of sales will be wholesale and 20% direct-to-consumer (**Figure 5.1**).



Figure 5.1
Proportion of revenue generated through different channels. Values from 2021 on are projected.

Direct-to-Consumer

Direct-to-consumer sales via local-focused home delivery services will remain an excellent way to reach dedicated and enthusiastic customers. Revenue from direct retail sales is expected to increase though it will make up a smaller share of overall sales, going from 50% to about 20% of revenue over the next five years.

Direct Wholesale

Orders fulfilled by Short Creek and delivered directly to wholesale customers currently make up about 50% of all sales, and projected direct wholesale business will remain about half of all revenue as sales to wholesale distributors also increase. Short Creek expects to see significant revenue growth in this area by offering new products, expanding its delivery area, and increasing sales effort.

Distributor Wholesale

Products are currently distributed through Three River Farmers Alliance and Northeast Specialty Foods, a small gourmet foods distributor servicing northern New England, and negotiations are ongoing with a third larger distributor in New Hampshire, Associated Buyers. Distributor sales are projected to grow from 10% to 30% of total sales by 2026 as Short Creek increases production of lower-cost products to meet distributors' lower price points.

5.3 *Homegrown* Branding

With new products made using meat sourced from other suppliers, Short Creek can take advantage of demand for high-quality processed meats that outstrips the farm's production capacity, but that presents a branding challenge. How can Short Creek offer products made with lower-cost meat alongside high-cost products made with its own farm-raised meat while maintaining its small-farm brand identity? To address this challenge, Short Creek will:

- Be transparent about which products are made with farm-raised meat as opposed to meat sourced elsewhere;
- Highlight the local-farm provenance of certain products to increase perceived value;
- Allow its small-farm image to add value to the entire product catalog, including lower-cost products.

Taking inspiration from the craft beer market, where brewers often have a few standard brews and multiple seasonal releases, Short Creek created the *Homegrown* product line. Distinct *Homegrown* packaging will denote rotating seasonal and limited-release products made with Short Creek Farm meat and other local ingredients, and these products will be marketed to specialty shops, independent grocers, farm stands, and directly to consumers.

5.4 New Customer Acquisition

Short Creek will grow its customer base by increasing marketing effort to new accounts along existing delivery routes and by expanding product delivery to new areas. When inventory storage and order packing are moved to Kennebunk, Short Creek will begin marketing products in Portland, where the local food scene has boomed over the last 10 years. The Boston market is also a target for direct wholesale growth. Short Creek will deliver directly to specialty food and wine shops, gourmet grocers, and other small retailers in the North Shore and Boston on the same delivery route. Short Creek salami are particularly attractive products for the numerous Boston-area shops that focus on wine sales and carry a limited selection of food items.

In addition to adding direct delivery accounts, Short Creek will work with new wholesale distributors to expand product availability to new customers. Dole & Bailey, a large and well-established Boston-area specialty foods distributor, does not currently offer locally-made salami in its catalog and has expressed interest in carrying Short Creek salami. Working with Dole & Bailey will help to establish the Short Creek brand in the Boston market.

Retail sales will continue to be a part of Short Creek's business as home grocery delivery becomes more mainstream. Short Creek has an existing relationship with Three River Farmers Alliance Veggie Go, currently selling to 10% to 15% of Veggie Go customers each week. Short Creek will increase that percentage by focusing on *Homegrown* branding and working with Three River to feature new products.

USDA-inspected co-packing of value-added products for other local livestock producers and specialty meat companies represents an entirely new group of potential customers, allowing Short Creek to make good use of processing plant capacity as sales of its own products increase. A survey of regional livestock producers indicated that there is substantial interest in co-packing services, especially for salami and sausages.

5.5 Increasing Sales

Despite a 400% increase in livestock production since 2016, Short Creek has not been able to produce enough meat on the farm to satisfy demand and can increase sales just by keeping popular products in stock. To meet existing demand, Short Creek will both purchase meat from other suppliers and boost on-farm production by investing in farm infrastructure. By establishing core products made with meat from other suppliers, Short

Creek will ensure that popular items are always available, while a consistent supply of farm-raised *Homegrown* products will ensure that customers always have something new to try.

Short Creek will also increase sales by expanding its product catalog. With processing taking place under USDA inspection, Short Creek will finally be able to offer sausages to the small retailers making up most of its existing direct wholesale customer base. Short Creek expects that sausage sales to these shops will be strong—sales tests of sausages to farm stands and other small retailers in 2020 showed that these shops can sell 30 to 50 lbs of sausages weekly. To further expand the product catalog, Short Creek will offer new items such as seasoned beef patties, marinated cuts of pork, hot dogs, and other cooked products that are popular with consumers.

To increase sales in retail stores from farm stands to Hannafords, Short Creek will provide new point-of-sale marketing materials for salami and sausages and attractive new packaging for retail cuts that is consistent with its brand. Additional promotional materials featuring *Homegrown* products will accentuate limited-release and small-batch attributes while showcasing Short Creek's use of other local ingredients. Increased sales effort beyond a current weekly email, including in-person sales calls and salami sampling, will also boost sales to direct wholesale accounts.

Increasing sales to Hannaford stores and wholesale distributors is a key part of Short Creek's strategy for sales growth. Short Creek will introduce new flavors of salami, sausage, and bacon made with lower-cost meat from other suppliers, giving distributors and large retailers access to a growing list of products meeting their price points. Attractive point-of-sale materials and other promotional materials will be provided to aid in distributors' sales activities, and sampling events will be conducted to increase sales at Hannaford stores.

5.6   Advertising & Promotion

Short Creek will promote new and existing products using both digital and conventional advertising. Underwriting campaigns are planned with New Hampshire Public Radio and Maine Public Radio, as public radio listeners are likely to fit Short Creek's target consumer profile, and online campaigns will be conducted with assistance from a professional marketing consultant to increase brand awareness in new markets. Short Creek will also participate in strategically chosen farmers' markets from Portland to Boston to promote *Homegrown* products. Though farmers' market sales will not contribute significantly to revenue, these outlets remain excellent places to connect with vocal and enthusiastic supporters of local food businesses.

Table 5.1
Pricing and net profit margins (i.e., inclusive of operating expenses) for various distribution channels

CATEGORY	PRICE ($/ lb) [1]			MARGIN [1]		
	Retail [2]	Wholesale	Distributor	Retail	Wholesale	Distributor
Sausage	11.03	7.96	6.57	28%	25%	11%
Salami	23.79	18.13	13.17	39%	38%	13%
Bacon	10.00	7.56	5.09	35%	30%	7%
Pork Cuts	7.99	5.73	1.32	11%	17%	5%
Beef Cuts	12.21	10.77	---	20%	8%	---
Other	4.23	3.67	2.26	45%	36%	19%
Co-packing	---	5.65	---	---	18%	---
AVERAGE				**30%**	**26%**	**11%**

[1] Values are composited for items within each category.
[2] Retail sales are fulfilled through a home delivery service. Price-to-consumer is marked up 27% above the values reported in the table.

5.7   Pricing

Short Creek has set pricing according to minimum target margins for different distribution channels: 30% for direct-to-consumer sales; 20% for direct wholesale; and 10% for distributor sales (**Table 5.1**). Prices are competitive with similar products in Short Creek's target markets (**Table 5.2**).

Table 5.2
Comparison of retail pricing (per pound) between Short Creek Farm and competitors

SAUSAGE								
Company	**Product Attributes**							**Retail Price**
	Heritage Breed	**Pasture Raised**	**Humanely Raised**	**No Antibiotics**	**No Hormones**	**Vegetarian Fed**	**Non-GMO Fed**	
Tender Belly	●		●	●	●	●		$13.33
Short Creek Farm *Homegrown*	●	●	●	●	●	●	●	**$13.00**
Tempesta Artisan Salumi	●		●	●	●	●		$11.00
Olympia Provisions				●				$10.65
Niman Ranch	●	●	●	●	●	●		$8.09
North Country Smokehouse			●	●	●			$7.99
Short Creek Farm	●			●	●	●		**$7.88**
Vermont Salumi				●				$7.53

SALAMI								
Company	**Product Attributes**							**Retail Price**
	Heritage Breed	**Pasture Raised**	**Humanely Raised**	**No Antibiotics**	**No Hormones**	**Vegetarian Fed**	**Non-GMO Fed**	
Olympia Provisions				●				$48.00
Singing Pastures	●	●		●	●		●	$47.96
Tempesta Artisan Salumi	●		●	●	●	●		$40.48
Vermont Salumi				●				$35.96
Short Creek Farm *Homegrown*	●	●	●	●	●	●	●	**$34.91**
New England Charcuterie				●	●			$34.91
Olli Salumeria	●			●	●	●		$29.31
Short Creek Farm	●			●	●	●		**$27.61**

BACON								
Company	**Product Attributes**							**Retail Price**
	Heritage Breed	**Pasture Raised**	**Humanely Raised**	**No Antibiotics**	**No Hormones**	**Vegetarian Fed**	**Non-GMO Fed**	
Olympia Provisions				●				$30.00
Tender Belly	●		●	●	●	●		$17.33
Niman Ranch	●	●	●	●	●	●		$15.99
Applegate			●	●				$13.98
Short Creek Farm *Homegrown*	●	●	●	●	●	●	●	**$13.00**
Tempesta Artisan Salumi	●		●	●	●	●		$12.00
Short Creek Farm	●			●	●	●		**$10.50**
North Country Smokehouse			●	●	●			$10.39

5.8   Sales Targets

Short Creek has developed 2022 sales targets based on historical sales data through established distribution channels. Projected growth from 2021 to 2022 is the biggest single-year jump in projected sales with 2022 being the first year of full operation of the new processing plant. Projected growth from 2022 through 2026 is incremental, with moderate sales increases projected each year, based on an assumption of good market acceptance and a continued high level of customer satisfaction (**Table 5.3**). Key goals for increasing sales to meet 2022 targets for different product categories are provided below.

Table 5.3
Target sales volumes by weight (in lbs)

FISCAL YEAR	2021	2022	2023	2024	2025	2026
	0	1	2	3	4	5
VOLUME AS % OF BASE	60%	75%	90%	95%	100%	105%
Sausage	17,600	39,600	47,500	50,200	52,800	55,400
Salami	16,200	30,600	36,700	38,700	40,800	42,800
Bacon	5,400	18,200	21,900	23,100	24,300	25,500
Pork Cuts	10,400	14,200	17,100	18,000	19,000	19,900
Beef Cuts	1,500	9,800	11,800	12,400	13,100	13,800
Other	---	9,600	11,500	12,200	12,800	13,400
Co-packing	---	35,800	42,700	46,700	50,600	53,200
TOTAL	51,100	157,800	189,200	201,300	213,400	224,000

Sausage

- Slightly increase direct-to-consumer sales to 6,000 lbs
- Increase direct wholesale sales to 33,600 lbs by delivering to 20 to 30 retail shops selling as much as the average 2020 test customer

Salami

- Increase direct wholesale sales to 24,000 lbs by expanding the current delivery area, adding at least 100 new retailer accounts and 10 new Hannaford locations
- Double direct-to-consumer sales to 1,600 lbs by working with home delivery partners to feature new *Homegrown* salami
- Increase sales through wholesale distributors to 5,000 lbs by adding a new distributor focused on sales in the Boston area

Bacon

- Increase direct wholesale sales to 13,200 lbs by delivering to at least 15 small retailers
- Double direct-to-consumer sales to 5,000 lbs by introducing new *Homegrown* bacon and lower-cost classic flavors

Pork Retail Cuts

- Increase direct wholesale sales to 9,200 lbs by introducing new packaging to make products more attractive to retailers and consumers
- Increase direct-to-consumer sales to 5,000 lbs by labeling all retail cuts as *Homegrown* products, boosting appeal to home delivery customers

- Increase sales in both distribution channels by introducing new products with an emphasis on consumer convenience, such as pre-seasoned and marinated cuts

Beef Retail Cuts

- Introduce beef products to direct wholesale customers, with projected sales of 4,000 lbs
- Increase direct-to-consumer sales to 5,800 lbs by making beef products consistently available for home delivery
- Introduce new value-added beef products, such as seasoned burger patties, and present attractively packaged products under the *Homegrown* label to consumers and direct wholesale customers

Co-packing

- Gastros, a specialty charcuterie company based in Rhode Island, will bring its co-packing business of more than 30,000 lbs of salami to Short Creek in 2022
- A survey of livestock producers in southern New Hampshire indicated that other local farms would bring co-packing business of 18,000 to 22,000 lbs of sausage and 7,000 to 12,000 lbs of salami

5.9 Risks & Opportunities

Risks

Expanding Short Creek's processing operation will require a significant amount of capital, much of which will come from debt financing. Though it brings $475,000 in cash and current assets to the project, Short Creek needs $800,000 in term loans and investment in the first year for facility fit-up and equipment and another $400,000 over the next 3 years for improvements to farm infrastructure and additional equipment. Even so, the projected debt service coverage ratio (P+I / EBITDA) is expected to rise to 1.77 by 2023 with a projected combined loan balance of $1,286,000 including the 30-year mortgage on the farm property. While this is a significant amount of debt, Short Creek is able to access a large portion of the needed financing at rates providing a competitive advantage over other small meat processors. As long as at least 51% of meat being processed through the plant comes from the farm in Northwood, Short Creek has access to a capital loan of up to $400,000 from USDA at low fixed interest rates (1.5% APR as of April 2021) with terms up to 7 years. Short Creek also has access to USDA grant funds, some of which are only available to farms, that can be used to aggressively pay down high initial loan balances (**Section 7.1**).

To handle such a large debt burden and achieve profitability, Short Creek Farm will need to increase production at the farm and process three times as much product volume in 2022 as in 2021. This is a significant challenge, but Short Creek owners Jeff and Dave have demonstrated an ability to increase production and manufacture their product line at scale, even with limited resources. Jeff has overseen 400% growth in farm output since 2016, using smart management and attention to detail to increase productivity with minimal farm infrastructure. Dave has created a diverse well-regarded line of processed meat products, making sausages in a tiny processing kitchen and working closely with co-packer New England Charcuterie to produce bacon and salami. Dave is also familiar with all aspects of managing a USDA-inspected processing plant, and there is little risk of regulatory hurdles impeding production. With the expanded capacity and upgraded equipment in the new facility, Short Creek will be able to increase production to meet its targets.

Finally, there is a risk that Short Creek's marketing will be insufficient to increase sales to match output from the new facility. This is a significant challenge, but Short Creek will be growing from a solid foundation including:

- An attractive brand identity that highlights its local small-farm image;
- A reputation for high-quality products;
- A core base of enthusiastic and dedicated customers;

- Established distribution channels reaching its target markets.

While word-of-mouth promotion and a good reputation have been sufficient to ensure strong sales to the present, Dave and Jeff understand the need to step up marketing efforts to achieve continued sales growth as Short Creek's production increases.

Opportunities

Short Creek is uniquely positioned to meet the growing demand for locally-raised meats, especially artisanal processed products such as sausages, salami, and other charcuterie. It is possible that demand for *Homegrown* products will ultimately surpass Short Creek Farm's livestock production capacity, and at that point the product line could be expanded to include meat from other local pasture-based livestock operations with little change in marketing strategy. A "co-op" of local farms meeting certain animal welfare and operational parameters would be guaranteed a fair carcass price, and Short Creek would process, market, and sell the meat under the Short Creek Farm *Homegrown* label. Local farmers could focus on production rather than sales and marketing and Short Creek could take advantage of existing processing and marketing infrastructure to increase sales and expand distribution of popular *Homegrown* products.

There are also specific additional opportunities to increase sales to regional supermarket chains and through e-commerce platforms. Short Creek's marketing plan is focused in part on increasing Direct Store Delivery sales to Hannaford locations in southern Maine and New Hampshire, but there is potential for Hannaford to warehouse Short Creek's products and expand distribution to other stores in New England. With respect to e-commerce, salami are an ideal product for online sales due to a high value-to-weight ratio and lack of special shipping and handling requirements. Short Creek recently started selling salami to a single online retailer, Parma Charcuterie, with positive results.

Short Creek's product catalog does not include small-format cured meat sticks, or snack-sticks. Snack sticks are a high-margin item popular with consumers and can be delivered to wholesale customers in attractive retail-ready display boxes. There is significant competition at the lower end of the snack stick market, ranging from ubiquitous low-quality products (e.g., Jack Links and Slim Jims) to moderately priced local-oriented products (e.g., Vermont Smoke and Cure). There is less competition among high end products with marketing focused on locally-made and locally-raised attributes, and Singing Pastures' Roam Sticks are the only competing product in the region. Singing Pastures is focused on e-commerce, however, and Roam Sticks are not widely available at the specialty shops and farm stands that make up Short Creek's target market for *Homegrown* products. With some additional investment in packaging equipment, Short Creek could introduce snack sticks that will compete against existing products by leveraging its small-farm brand identity, customer base, and existing distribution channels.

Finally, though its business is focused on meat production and the processing facility will be geared toward value-added meats, Short Creek could produce lacto-fermented vegetable products such as sauerkraut and kimchi with existing labor and equipment. In 2018, Short Creek introduced a limited selection of fermented vegetable products at farmers' markets and subsequently expanded production to market to wholesale accounts. These fermented products are a natural complement to sausages and charcuterie, have good margins at wholesale prices, have a long shelf-life under refrigeration, and are popular with the same consumers attracted to local farm products.

Section 6   Operations

6.1   Overview

Short Creek requires a food processing facility that will allow further processing of beef and pork produced on its farm or purchased elsewhere. The facility will be a USDA-inspected establishment, permitting wholesale distribution of all products both within and across state lines. For proper whole-carcass utilization, the facility must be capable of the following:

- Hanging of pork sides and beef sides or quarters;
- Fabricating carcasses into subprimals and retail cuts;
- Vacuum packaging of subprimals and retail cuts;
- Meat grinding;
- Sausage forming;
- Salami fermenting and drying;
- Curing and smoking;
- Making of broth/stock;
- Fat rendering;
- Portioning and packaging of processed meats and other products;
- Storage and distribution of finished goods.

The facility will be located in a leased space occupying half of a 12,000 sq-ft building in an industrial zone of Kennebunk, Maine. The building has adequate utility service for the intended use, including three phase power and municipal water and sewer connections. There is ample space for employee parking and clear access to a 12-foot overhead door for full-size semi-trailers. Short Creek does not intend to conduct retail operations from the facility so customer access is not a concern.

6.2   Capacity

Short Creek Farm's livestock production will increase over the next several years before leveling off, and the facility is sized to accommodate farm growth over the coming 10-year period. There is additional capacity for processing meat purchased from other suppliers, for providing co-packing services to other livestock producers, or for other expansion (**Figure 6.1**). For the purposes of this business plan, livestock production estimates for 2025 (500 pigs and 48 beef per year) are taken as the base volume and volumes in other years are expressed as a percentage relative to 2025 production levels.

Spaces within the facility are sized based on the quantity of product to be stored or processed in each area, the amount of time required for such activity, and the requirements for workers and equipment. Labor will be utilized



Figure 6.1
Processing volumes for Short Creek Farm Homegrown products, products made with sourced meat, and co-packing

by fabricating carcasses early in the week and producing processed meats later in the week. The total amount of time required for carcass fabrication will vary based on the number of livestock to be processed and the number of people employed in the Processing department (see **Section 6.3**).

6.3 Plant, Property, and Equipment

Facility Renovation

Most of the facility site is presently unfinished warehouse space which requires improvements in order to be made fit for food processing. Fit-up will permit processing of raw products, including carcass fabrication and sausage production, as well as the processing of smoked and dry-cured products. Refrigerated storage for raw and finished products and refrigerated rooms for processing and packaging make up the bulk of the area. In addition to refrigeration, other key renovations include supplying electric power to equipment and installing floor drains, plumbing fixtures, and lighting. **Table 6.1** breaks down the facility areas and a full floor plan is included in the Appendix (**Figure 8.3**).

Table 6.1
Processing facility overview

ROOM	SIZE (sq-ft)
Loading dock	530
Raw product cooler	325
Processing cooler	560
Dish/Prep room	430
Smoke/Cook room	415
Holding cooler	40
Fermentation cooler	50
Drying cooler	490
Packaging cooler	495
Finished product cooler	270
Finished product freezer	390
Dry storage	315
Hallway	550
Office	485
Restrooms	130
Mechanical room	80

Equipment

The exact list and cost of equipment is highly specific to the amount of used and new equipment available. For the purpose of this business plan, the equipment cost is based on the assumption that approximately 75% of equipment will be purchased new. Refrigeration equipment will be purchased new as it will be designed for site-specific cooler layouts. Excluding refrigeration, an initial investment of $164,400 will be required for equipment, with several larger pieces to be purchased in subsequent years as production volume grows and manufacturing processes evolve. An equipment schedule is provided in the Appendix (**Table 8.1**).

Plant and Property Costs

Because the processing facility occupies leased space in an existing building, there are no costs associated with land acquisition or building construction. The overwhelming majority of the project costs relate to renovation of the existing raw warehouse space (**Table 6.2**).

Table 6.2
Processing facility start-up costs

	COST
General fit-up	$556,700
Refrigeration	$182,100
Equipment	$164,400
Non-capital start-up costs	$26,900
TOTAL	**$930,100**

6.4   Permits & Licenses

The facility will be regulated by two agencies: United States Department of Agriculture Food Safety and Inspection Service (FSIS) and Maine Department of Agriculture, Conservation and Forestry (DACF). FSIS issues grants of federal inspection, works with establishments to ensure compliance with federal regulations prior to the initiation of operations, and provides ongoing daily inspection of activities. There is no direct cost incurred from FSIS as inspection services are taxpayer-funded (although other costs such as compliance costs are not insubstantial). On the state side, DACF will review and approve construction plans, inspect the facility and equipment prior to the initiation of operations, and issue a business license. Although DACF operates Maine's state-run meat inspection program, the agency will not have a day-to-day role in operations because Short Creek intends to operate under federal inspection. A fee for the DACF license is assessed annually.

6.5   Personnel

Labor requirements are divided primarily between processing and packaging departments, and personnel are responsible for a wide range of tasks within their own work areas, including regular custodial and sanitation duties.

Processing

Processing is a skilled position. Personnel must be proficient at fabricating whole carcasses and operating equipment to produce a range of value-added products. However, the carcass throughput will be considerably less than that of a slaughter plant, and Short Creek will be able to train new hires on the job if required. Recruits will come from labor markets in Boston and Portland, as well as from online job boards dedicated to niche food processing industries. Wages will be competitive (the base wage of $22 per hour is drawn from Bureau of Labor Statistics data for meat cutters in the Boston region) in order to attract and retain qualified staff and Short Creek will offer a full complement of benefits, including paid vacation, health insurance, and retirement. Two full-time processing positions are required in the first year of operation.

Packaging

Packaging is an entry-level position, although previous experience in food processing or manufacturing environments is desirable. Personnel will be trained on standard operating procedures and packaging specifications. Because packaging is the key step determining how the finished product presents, attention to detail and strict adherence to quality control standards are ideal employee attributes. Short Creek will draw recruits from postings to local websites, social media, and word of mouth. Wages will be competitive, starting at $16 per hour, with good benefits, including paid vacation and health insurance. Three full-time packaging positions will be necessary in the first year of operation.

Other Labor

Dave Viola will serve as Plant Manager. The Plant Manager will oversee daily operations and manage personnel and will fill in on the production floor as required. In addition, quality control and food safety programs will be run by the Plant Manager, with daily tasks carried out by the Manager or a designee. The Plant Manager will also be responsible for bookkeeping and other administrative duties. Operations also require one full-time delivery driver who will be responsible for transporting carcasses from the slaughterhouse to the processing facility, picking orders, and delivering orders along regular delivery routes or to distributors' warehouses. In addition, this position will be responsible for general plant maintenance and custodial duties not directly tied to food processing activities. Recruiting and retention details follow that of packaging personnel, with the exception that base pay will start at $18 per hour.



Figure 6.2
Direct and indirect labor costs

Table 6.3
Processing facility labor requirements

FISCAL YEAR	2022	2023	2024	2025	2026
DIRECT LABOR					
PROCESSING [1]					
FTEs	2.00	2.50	2.50	2.50	2.50
Hourly Wage	$22.00	$22.50	$23.00	$23.52	$24.05
Total Cost	**$132,700**	**$169,650**	**$173,420**	**$177,340**	**$181,340**
PACKAGING [2]					
FTEs	3.00	3.00	4.00	4.00	4.00
Hourly Wage	$16.00	$16.36	$16.73	$17.10	$17.49
Total Cost	**$129,790**	**$132,710**	**$180,950**	**$184,950**	**$189,170**
INDIRECT LABOR					
PLANT MANAGER [1]					
Salary	$50,000	$51,130	$52,280	$53,450	$54,650
Total Cost	**$72,500**	**$74,140**	**$75,810**	**$77,500**	**$79,240**
DELIVERY [2]					
FTEs	1.00	1.00	1.00	1.00	1.00
Hourly Wage	$18.00	$18.41	$18.82	$19.24	$19.68
Total Cost	**$48,670**	**$49,770**	**$50,890**	**$52,030**	**$53,200**

[1] Tax and benefits rate: 45% (including retirement benefits)
[2] Tax and benefits rate: 30%

6.6 Inventory

As a manufacturing business, Short Creek's inventory requirements are extensive and cover a broad range, from the raw materials and supplies necessary for production to finished goods available for sale. The total value of inventory on-hand is largely driven by finished goods, which are projected to increase from $40,000 this year to $90,000 in 2026 (**Figure 6.3**).

All finished goods possess a 1-year shelf life due either to their inherent characteristics (salami have low pH and water activity, rendering them shelf-stable over extended periods) or to their storage requirements (sausages and other products are stored vacuum-packaged and frozen). This greatly simplifies inventory management; if Short Creek maintains the 2020 inventory turnover ratio of 9.8, losses due to expired inventory will remain negligible.



Figure 6.3
Value of finished goods in inventory

Previously, Short Creek had to build up inventory at key points throughout the year to accommodate prominent seasonal fluctuations in sales, with constraints on production capacity in the past requiring stockpiling inventory ahead of busier sales periods. Because production lead times are actually short—from only one day for sausage up to three weeks for retail-format salami—the significant increase in production capacity made possible by a larger processing facility will allow reduced inventory stockpiling ahead of pulses in demand.

6.7 Suppliers

Short Creek Farm's livestock operation is naturally the largest supplier to the processing facility and is the sole supplier of pork and beef for *Homegrown* products. Premier Proteins, a Midwest-based company that distributes a line of high-quality Berkshire pork, supplies the pork used in Short Creek salami currently sold to Hannaford supermarkets and other food distributors and will be the supplier of pork used in other new lower-cost products. Short Creek also has existing relationships with suppliers of ingredients, packaging materials, and other items for current operations and will leverage increased purchasing volume to drive down unit costs from these suppliers. Because the raw material costs used in financial projections (discussed in detail in **Section 6.8**) are based on the current costs, gross profit estimates are conservative.

6.8 Processing Operations

Carcass Fabrication

A key value used in cost and margin calculations is the *fabricated carcass cost*. This is equal to all input costs divided by the yield of usable parts generated (**Table 6.4**). Input costs are simply the costs of raising livestock and having them slaughtered and dressed (combined, the *dressed carcass cost*) plus the labor required for butchery. The dressed carcass cost combines <u>all</u> expenditures from the farm operation—both direct costs as well as operating expenses (**Appendix Table 8.2**)—essentially treating the farm as if it were an independent supplier to the processing operation selling its products (i.e., dressed carcasses) at cost. Farm operating expenses are divided pro rata between pork and beef based on the proportional share of direct costs for each. For labor costs to break down a carcass, industry standards are assumed. Yield estimates are straightforward, derived solely from the carcass hanging weight and the percentage yield after fabrication. For these values, averages are taken from five years of Short Creek's production records.

Table 6.4
Carcass fabrication summary

FISCAL YEAR	2021	2022	2023	2024	2025	2026
	0	1	2	3	4	5
VOLUME AS % OF BASE	60%	75%	90%	95%	100%	105%
BEEF						
No. of head	8	36	43	46	48	50
Yield (lb)	2,620	11,800	14,160	14,950	15,730	16,520
Cost Breakdown						
Dressed carcass	$21,100	$84,900	$95,100	$99,000	$102,900	$107,000
Cut and wrap	$2,300	---	---	---	---	---
Fabrication labor	---	$6,300	$7,800	$8,400	$9,000	$9,700
Cost per lb	**$8.93**	**$7.73**	**$7.27**	**$7.19**	**$7.12**	**$7.06**
PORK						
No. of head	300	375	450	475	500	525
Yield (lb)	61,590	76,990	92,390	97,520	102,660	107,790
Cost Breakdown						
Dressed carcass	$261,900	$316,200	$355,500	$370,300	$385,400	$400,800
Cut and wrap	$40,500	---	---	---	---	---
Fabrication labor	---	$24,800	$30,400	$32,800	$35,300	$37,900
Cost per lb	**$4.91**	**$4.43**	**$4.18**	**$4.13**	**$4.10**	**$4.07**

An entire carcass yields products that range widely in value. To address this problem, costs are assigned to the various parts generated during butchery. Costs are then combined into a composite carcass cost, weighted by items' relative yields (**Table 6.5**). Assigned costs are adjusted so that the composite carcass cost equals the projected fabricated carcass cost averaged over five years. This approach ensures that all costs are captured but allows flexibility in product pricing based on differences in perceived value.

Table 6.5
Composite carcass costs

ITEM	RELATIVE %	ASSIGNED COST (per lb)	WEIGHTED COST
BEEF			
Bones	9.4%	$0.60	$0.06
Brisket	4.3%	$10.75	$0.47
Eye Round	2.2%	$12.25	$0.27
New York Strip Steak	3.6%	$17.50	$0.63
Ribeye Steak	5.4%	$16.50	$0.90
Sirloin Steak	3.6%	$15.00	$0.54
Tenderloin Steak	1.8%	$22.00	$0.40
Tongue	0.7%	$4.50	$0.03
Trim	68.8%	$5.75	$3.96
TOTAL	**100%**		**$7.25**
PORK			
Belly	12.1%	$3.80	$0.46
Bones	4.4%	$0.60	$0.03
Fatback	8.8%	$0.80	$0.07
Ham	14.8%	$6.95	$1.03
Head	9.3%	$1.00	$0.09
Leaf Lard	2.2%	$0.80	$0.02
Liver	3.8%	$0	$0.00
Loin Chops	12.1%	$6.20	$0.75
Shoulder	13.7%	$6.95	$0.95
Spare Ribs	3.3%	$3.50	$0.12
Trim	13.7%	$4.75	$0.65
Trotters	1.9%	$0.60	$0.01
TOTAL	**100%**		**$4.17**

Further Processing

Direct costs of production of value-added items including sausage and salami can be broken into four categories: meat, other ingredients, packaging materials, and labor (**Table 6.6**). Meat costs for *Homegrown* products are drawn from the assigned costs described above or, for products made with purchased meat, from current pricing from Premier Proteins. Costs for ingredients and packaging materials are likewise obtained from current suppliers, and labor inputs include the total active time spent by personnel from the raw material stage to final packaging. Labor costs utilize the hourly wages for different departments given in **Table 6.3**.

Table 6.6
Breakdown of direct costs for finished goods

CATEGORY	YIELD [1]	COST ($/ lb) [1]				
		Meat	Ingredients	Packaging	Labor	Total
Sausage [2]	108%	3.17	0.64	0.22	0.44	4.48
Salami [2]	66%	4.98	0.90	0.56	1.65	8.10
Bacon [2]	90%	3.07	0.25	0.20	0.55	4.08
Pork Cuts	100%	3.97	---	0.16	0.10	4.24
Beef Cuts	100%	8.14	---	0.21	0.22	8.57
Other	109%	0.64	0.08	0.30	0.54	1.56
Co-packing	78%	---	0.64	0.42	1.16	2.22

[1] Values are composited for items within each category.
[2] Meat cost includes Short Creek Farm meat and meat sourced from other producers.

6.9   Operating Expenses

Operating expenses for the processing facility are driven by labor and utilities, as is the case throughout the industry. The initial budget for marketing activities is modest, but Short Creek plans to significantly increase the amount spent on advertising and professional marketing services pending receipt of grant funds (discussed in **Section 7.1**).

Table 6.7
Processing facility operating expenses

FISCAL YEAR	2021	2022	2023	2024	2025	2026
	0	1	2	3	4	5
VOLUME AS % OF BASE	60%	75%	90%	95%	100%	105%
GENERAL & ADMINISTRATIVE						
Rent	12,340	54,420	56,050	57,730	59,460	61,250
Utilities	---	57,110	57,670	57,740	58,320	58,910
Repairs & Maintenance	1,000	21,890	22,110	22,330	22,550	22,790
Operations	1,230	13,610	13,740	13,880	14,020	14,160
Office	480	480	480	490	490	500
Insurance	420	1,000	1,010	1,020	1,030	1,040
Professional Fees	1,790	1,810	1,830	1,840	1,860	1,880
TOTAL GENERAL & ADMINISTRATIVE	**17,260**	**150,320**	**152,890**	**155,030**	**157,730**	**160,530**
PERSONNEL						
Indirect Labor	40,560	121,170	123,900	126,690	129,530	132,450
Payroll Processing	1,680	8,360	9,250	10,510	10,740	10,980
TOTAL PERSONNEL	**42,240**	**129,530**	**133,150**	**137,200**	**140,270**	**143,430**
MARKETING & SALES						
Marketing	3,480	26,500	26,760	27,020	27,290	27,570
Automotive	5,710	22,880	27,520	29,280	31,070	32,910
Professional Fees	1,000	1,010	1,020	1,030	1,040	1,050
TOTAL MARKETING & SALES	**10,190**	**50,390**	**55,300**	**57,330**	**59,400**	**61,530**
CONTINGENCY	10,210	59,270	64,370	70,390	71,970	73,600
TOTAL	**79,900**	**389,510**	**405,710**	**419,950**	**429,370**	**439,090**

Section 7   Financial Plan

7.1   Initial Funding

Short Creek's new USDA processing facility will require an initial investment of $930,100 (**Table 6.2**), and $130,100 will be provided as a capital contribution by the owners, Jeff Backer and Dave Viola. There are multiple options for financing the remaining $800,000 of the initial investment in addition to subsequent capital requirements, including loans available specifically to farms and local food businesses.

- USDA Direct Operating Loans of up to $400,000 are available at low fixed interest rates (1.5% APR as of April 2021) to farms for operating expenses and equipment. Loans used for capital purchases have terms up to 7 years.
- USDA Farm Storage Facility Loans are available with even lower fixed rates (0.5% APR as of April 2021) to farms for purchasing equipment, including refrigerated vehicles, needed to store and transport agricultural commodities (including meat).
- The New Hampshire Community Loan Fund has flexible commercial loans of up to $1 million, and providing financing and technical support to local farm and food businesses is an explicit part of its mission.
- Coastal Enterprises, Inc. (CEI) in Maine is another mission-driven lender offering flexible financing options, with loans of $500,000 or more available to farms, food processors, and other businesses making up the local food economy.
- Short Creek has an existing borrowing relationship with Farm Credit East, a cooperative bank dedicated to servicing the agricultural sector. They offer a variety of financing options including term loans and lines of credit at competitive interest rates.

Financial projections are based on receipt of a $400,000 USDA Direct Operating loan and $400,000 in term loans obtained from commercial lenders. Anticipated capital requirements for both farm and processing operations are summarized in **Table 7.1**, and a debt schedule for current and projected loans is included in the Appendix (**Table 8.3**).

Table 7.1
Anticipated capital investments

CAPITAL INVESTMENT	OPERATION	YEAR	COST
Processing facility	Processing	2021	$930,100
Refrigerated box truck	Processing	2022	$35,000
Haul truck & trailer	Farm	2022	$70,000
Farm infrastructure	Farm	2023	$100,000
Farm equipment	Farm	2023	$40,000
Processing equipment	Processing	2024	$150,000

In addition to debt financing, Short Creek is aggressively pursuing available grant funding and has submitted a USDA Value Added Producer Grant application for $234,000 to cover a portion of working capital costs for the first two years of facility operation. Additional federal and state programs are also being developed to provide support to small meat processors in response to the impacts of the COVID-19 pandemic on the United States food supply. In particular, Congress included in its 2021 appropriations a one-time allocation of $60 million in grant funding (with individual awards up to $200,000) to support small plants' expansion and transition to federal meat inspection. The program is currently being drafted and Short Creek will apply for funds as soon as a request for applications is announced. A similar bill, presently moving through Congress, would provide up to another $25 million in annual funding (with individual grants limited to $500,000) to help small plants expand infrastructure and increase capacity. While Short Creek will take full advantage of these resources as they become available, obtaining grant funding is not a requirement for the implementation and success of the project. Instead, grant funds will free up operating revenue, allowing Short Creek to pay down long-term debt on an accelerated schedule.

7.2   Assumptions

Short Creek has developed a financial model that closely approximates real-world operation of the proposed processing facility. The model draws upon historical data from Short Creek's own operations and from New England Charcuterie, which operates a similar facility. For general economic statistics, data came from federal sources such as the Bureau of Labor Statistics or similar groups.

Capital Expenditures

- Processing facility renovation costs are based on a design budget prepared by CAP Services, a commercial construction firm based in Cumberland, Maine.
- Costs for new equipment are based either on list pricing or on specific quotes obtained from distributors of processing equipment. Costs for used equipment were estimated from searches of inventory available from equipment dealers.

Direct Costs

- Carcass costs for pork and beef (**Table 6.6**) were obtained from Short Creek Farm historical data. These include the direct costs of livestock production as well as all farm operating expenses (**Appendix Table 8.2**). Carcass costs take into account the carcass hanging weight, the effective yield after the carcass is fabricated, and the labor required for fabrication.
- Pricing from Premier Proteins, a current supplier, is used for pork purchased to make Short Creek's lower-cost sausage, salami, and bacon.
- Further processing costs (**Table 6.7**) utilize costs for ingredients and packaging materials from Short Creek Farm historical data. Depending on the product, direct labor inputs and yield data were drawn from Short Creek Farm historical data or from New England Charcuterie data.
- Base wages for the first year of operation for personnel directly involved with production ($22 for processing and $16 for packaging) are drawn from 2019 Bureau of Labor Statistics data for the Boston-Cambridge-Nashua region. Wages increase 2.25% per year (Bureau of Labor Statistics data for 2011 to 2020).

Operating Expenses

- Occupancy costs include the leasing cost for a 6,000 sq-ft space at $9.07 per sq-ft (including triple net costs), with annual escalation of 3%.
- Assumptions on physical infrastructure and operating costs are based on past data from New England Charcuterie, which operates a similar facility. These costs include utilities, building repairs and maintenance, laundry services, and inspectional and laboratory services.
- Other General & Administrative costs are based on Short Creek Farm historical data.
- Base wage for a delivery driver of $18 per hour is drawn from 2019 Bureau of Labor Statistics data. Indirect labor costs increase 2.25% per year (Bureau of Labor Statistics data for 2011 to 2020).
- Fixed costs other than labor increase 1% per year. Contingency of 10% is included.

Revenue

- Revenue is derived from the target product volumes (**Table 5.3**), the proportional distribution through different sales channels (**Figure 5.1**), and the pricing associated with each sales channel (**Table 5.2**). Prices increase 1.63% per year (Bureau of Labor Statistics CPI data, 2011 to 2020).

Other Assumptions

- Year 0 represents the year of processing facility construction. Year 1 represents the year operations begin.
- Plant fit-up costs are depreciated over 15 years. Equipment is depreciated over 7 years. Vehicles are depreciated over five years. An asset's depreciable value is assumed to be 75% of its acquisition cost unless more specific information is available.

7.3   Financial Statements

Table 7.2
Profit and loss projection. Year 0 is the year of processing facility construction.

FISCAL YEAR	2021	2022	2023	2024	2025	2026
	0	1	2	3	4	5
VOLUME AS % OF BASE	60%	75%	90%	95%	100%	105%
REVENUE						
Sausage	176,240	318,000	380,210	400,200	420,380	440,690
Salami	330,990	529,980	629,010	657,810	686,930	716,290
Bacon	51,440	141,790	171,640	165,680	173,280	180,960
Pork Cuts	91,400	125,370	152,400	163,000	173,880	184,990
Beef Cuts	18,500	113,330	137,860	147,400	157,030	166,690
Other	---	37,120	44,530	46,940	49,340	51,690
Co-packing	---	210,230	255,290	279,770	305,000	325,470
TOTAL REVENUE	**668,570**	**1,475,820**	**1,770,940**	**1,860,800**	**1,965,840**	**2,066,780**
COST OF GOODS SOLD						
Meat	344,390	503,560	573,600	599,120	624,950	651,200
Ingredients	13,990	82,260	98,370	104,400	110,420	115,940
Packaging	14,610	53,600	64,260	68,160	72,060	75,630
Direct Labor	32,450	262,500	302,320	354,370	362,340	370,490
Co-packing Fees	109,140	---	---	---	---	---
TOTAL COGS	**514,580**	**901,920**	**1,038,550**	**1,126,050**	**1,169,770**	**1,213,260**
GROSS PROFIT	**153,990**	**573,900**	**732,390**	**734,750**	**796,070**	**853,520**
OPERATING EXPENSES						
General & Administrative	17,260	150,320	152,890	155,030	157,730	160,530
Personnel	42,240	129,530	133,150	137,200	140,270	143,430
Marketing & Sales	10,190	50,390	55,300	57,330	59,400	61,530
Contingency	10,210	59,270	64,370	70,390	71,970	73,600
Startup Costs	26,900	---	---	---	---	---
TOTAL OPERATING EXPENSES	**106,800**	**389,510**	**405,710**	**419,950**	**429,370**	**439,090**
OPERATING INCOME	**47,190**	**184,390**	**326,680**	**314,800**	**366,700**	**414,430**
OTHER INCOME AND EXPENSES						
Income from Grants	---	---	---	---	---	---
Interest on Debt	(14,008)	(36,728)	(33,227)	(34,129)	(29,736)	(25,153)
Depreciation	(31,290)	(83,410)	(91,959)	(105,823)	(105,823)	(105,823)
NET INCOME BEFORE TAX	**1,892**	**64,252**	**201,494**	**174,848**	**231,141**	**283,454**
Taxes	435	14,778	46,344	40,215	53,162	65,194
NET INCOME	**1,457**	**49,474**	**155,150**	**134,633**	**177,979**	**218,259**

Table 7.3
Balance sheet projection. Year 0 is the year of processing facility construction.

FISCAL YEAR	2021	2022	2023	2024	2025	2026
	0	1	2	3	4	5
VOLUME AS % OF BASE	60%	75%	90%	95%	100%	105%
ASSETS						
CURRENT ASSETS	**237,813**	**263,270**	**375,830**	**425,320**	**560,788**	**737,538**
Cash	139,229	63,756	139,802	174,624	297,476	461,987
Accounts Receivable	58,773	129,736	155,680	163,579	172,813	181,686
Inventory	39,811	69,777	80,348	87,117	90,500	93,864
FIXED ASSETS	**1,468,402**	**1,486,992**	**1,535,033**	**1,579,210**	**1,473,387**	**1,367,564**
PP&E - Farm	551,731	601,648	715,278	688,909	662,539	636,170
PPE - Processing	915,671	884,345	818,755	889,302	809,848	730,395
Other Assets	1,000	1,000	1,000	1,000	1,000	1,000
TOTAL ASSETS	**1,706,215**	**1,750,262**	**1,910,863**	**2,004,530**	**2,034,176**	**2,105,102**
LIABILITIES & EQUITY						
LIABILITIES	**1,327,104**	**1,321,677**	**1,327,127**	**1,286,162**	**1,137,828**	**990,496**
Accounts Payable	20,374	35,709	41,119	44,583	46,314	48,036
Long-term Debt	1,306,730	1,285,968	1,286,009	1,241,579	1,091,514	942,460
EQUITY	**379,111**	**428,585**	**583,736**	**718,369**	**896,347**	**1,114,607**
Member Contributions	386,100	386,100	386,100	386,100	386,100	386,100
Member Distributions	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)
Retained Earnings	(4,989)	44,485	199,636	334,269	512,247	730,507
TOTAL LIABILITIES & EQUITY	**1,706,215**	**1,750,262**	**1,910,863**	**2,004,530**	**2,034,176**	**2,105,102**

Table 7.4
Cash flow projection. Year 0 is the year of processing facility construction.

FISCAL YEAR	2021	2022	2023	2024	2025	2026
	0	1	2	3	4	5
VOLUME AS % OF BASE	60%	75%	90%	95%	100%	105%
OPERATING ACTIVITIES						
NET INCOME	1,457	49,474	155,150	134,633	177,979	218,259
Depreciation	31,290	83,410	91,959	105,823	105,823	105,823
Accounts Receivable	(26,085)	(70,964)	(25,943)	(7,899)	(9,234)	(8,873)
Inventory	(3,827)	(29,967)	(10,570)	(6,769)	(3,382)	(3,365)
Accounts Payable	317	15,336	5,410	3,464	1,731	1,722
CASH FROM OPERATING	3,152	47,289	216,005	229,251	272,916	313,566
INVESTING ACTIVITIES						
CAPITAL EXPENDITURES						
Farm	(436,000)	(67,000)	(140,000)	---	---	---
Processing	(901,350)	(35,000)	---	(150,000)	---	---
CASH FROM INVESTING	(1,337,350)	(102,000)	(140,000)	(150,000)	---	---
FINANCING ACTIVITIES						
Change in Debt	1,191,217	(20,762)	41	(44,430)	(150,064)	(149,055)
Change in Equity	266,100	---	---	---	---	---
CASH FROM FINANCING	1,457,317	(20,762)	41	(44,430)	(150,064)	(149,055)
BEGINNING BALANCE	16,110	139,229	63,756	139,802	174,624	297,476
CHANGE IN CASH	123,119	(75,473)	76,046	34,821	122,852	164,511
ENDING BALANCE	139,229	63,756	139,802	174,624	297,476	461,987

Figure 7.1
Projected revenue, net income, and profit margin



Figure 7.2
Projected cash flow



Table 7.5
Financial statistics

FISCAL YEAR	2021	2022	2023	2024	2025	2026
	0	1	2	3	4	5
VOLUME AS % OF BASE	60%	75%	90%	95%	100%	105%
OPERATING						
Direct Costs / Revenue	77%	61%	59%	61%	60%	59%
Total Labor / Revenue	11%	27%	25%	26%	26%	25%
Current Ratio	11.67	7.37	9.14	9.54	12.11	15.35
Net Margin	0%	3%	9%	7%	9%	11%
INVESTING						
Return on Assets	0%	3%	8%	7%	9%	11%
FINANCING						
Debt Ratio	0.78	0.76	0.69	0.64	0.56	0.47
Debt Service Coverage Ratio	0.62	1.10	1.77	1.55	1.81	2.12

Section 8 Appendix

Figure 8.1
Map of the region showing locations of Short Creek Farm farm (center) and processing facility (to the northeast), as well as Adams Farm slaughterhouse (to the southwest). Current wholesale distribution area is shown in yellow; prospective distribution areas encompassing Portland and Boston markets are in red.


Plymouth
Windham
Limington
Standish
Hanover
Canaan
Ossipee
Gorham
Lebanon
Meredith
Portland
Bristol
Wolfeboro
Scarborough
Gilford
Wakefield
Waterboro
Biddeford
New London
Tilton
Sanford
Processing Facility Location
Sunapee
Kennebunk
Newbury
Rochester
Wells
Loudon
Somersworth
Short Creek Farm
Ogunquit
Epsom
Concord
Henniker
Hooksett
Portsmouth
Epping
Antrim
Manchester
North Hampton
Keene
Swanzey
Peterborough
Seabrook
Newburyport
Haverhill
Nashua
Rindge
Methuen
Winchendon
Rockport
Lowell
Gloucester
Adams Farm
Gardner
Fitchburg
Danvers
Billerica
Leominster
Salem
Waltham
Boston
Marlborough
Shrewsbury
Framingham
Ware
Worcester
Quincy

Figure 8.2
Short Creek Farm salami label, front (L) and back (R)





SC
SHORT
CREEK
FARM
MADE WITH HERITAGE
BERKSHIRE PORK
FROM AMERICAN FAMILY FARMS
CLASSIC
DRY SALAME
U.S. INSPECTED AND PASSED BY DEPARTMENT OF AGRICULTURE EST. 46719A
NET WT 5.5 OZ (155 G)
SMALL BATCH
MADE WITH RECIPES CREATED
ON OUR NEW HAMPSHIRE FARM
This CLASSIC salame is our take on a mild soppressata. Seasoned with a restrained hand, garlic and fresh thyme are the predominant flavorings, with some subtle warm spices on top. It's just enough to accentuate the flavor of the pork, which is the real star here. Enjoy just about anyway you choose: on its own, as part of a simple ploughman's lunch with cheese and a loaf of rustic bread, or with a full antipasto platter.
REFRIGERATE
AFTER OPENING
NO NITRITE OR
NITRATE ADDED
Except for that naturally
occurring in celery powder
Nutrition Facts
About 6 servings per container
Serving size 1 oz (28g)
Amount Per Serving
Calories 100
% Daily Value*
Total Fat 6g 8%
Saturated Fat 2g 10%
Trans Fat 0g
Cholesterol 30mg 10%
Sodium 510mg 22%
Total Carbohydrate 0g 0%
Dietary Fiber 0g 0%
Total Sugars 0g
Includes 0g Added Sugars 0%
Protein 9g
Vitamin D 0.4mcg 2%
Calcium 10mg 0%
Iron 0.3mg 2%
Potassium 210mg 4%
*The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.
INGREDIENTS: PORK, SEA SALT, NATURAL FLAVORS, WATER, BLACK PEPPERCORN, GARLIC, TURBINADO SUGAR, CHILI, THYME, CLOVE, GINGER, NUTMEG, LACTIC ACID CULTURE.
Our salami are made with Berkshire pork raised on American family farms. With no antibiotics or added hormones, the pork is richly marbled and deeply flavored, just like it should be. All are inspired by traditional varieties you know and love and are made with old world techniques.
Check us out at
WWW.SHORTCREEKNH.COM
Distributed by:
SHORT CREEK FARM
Northwood, NH 03261
8 16746 02068 0







Figure 8.2 (*cont.*)
Short Creek Farm *Homegrown* salami label, front (L) and back (R)

SC
SHORT
CREEK
FARM
HOMEGROWN
MADE WITH LOCAL PORK
PASTURE-RAISED
ON OUR NEW HAMPSHIRE FARM
SWEET PEPPER
SALAME
WITH FERMENTED
HEIRLOOM PEPPERS
U.S. INSPECTED AND PASSED BY DEPARTMENT OF AGRICULTURE EST. 46719A
NET WT 5.5 OZ (155 G)
LIMITED RELEASE
HANDCRAFTED
IN SMALL BATCHES
This SWEET PEPPER salame is made with fire engine-red Jimmy Nardello peppers, an heirloom Italian frying pepper, that we source from farms in Maine and New Hampshire. We ferment the pepper mash to accentuate their intense honest-to-goodness pepper flavor. A touch of fennel and coriander seed round everything out, recalling the classic flavors of Italian sausage. Pair this with a medium-bodied red wine such as Nero d'Avola or Frappato.
REFRIGERATE AFTER OPENING
NO NITRITE OR NITRATE ADDED
Except for that naturally occurring in celery powder
Nutrition Facts
About 6 servings per container
Serving size 1 oz (28g)
Amount Per Serving
Calories 90
% Daily Value*
Total Fat 6g 8%
Saturated Fat 2g 10%
Trans Fat 0g
Cholesterol 30mg 10%
Sodium 540mg 23%
Total Carbohydrate <1g 0%
Dietary Fiber 0g 0%
Total Sugars 0g
Includes 0g Added Sugars 0%
Protein 9g
Vitamin D 0.3mcg 2%
Calcium 10mg 0%
Iron 0.3mg 2%
Potassium 200mg 4%
* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.
INGREDIENTS: PORK, JIMMY NARDELLO PEPPERS, SALT, NATURAL FLAVORS, GARLIC, WATER, TURBINADO SUGAR, FENNEL SEED, BLACK PEPPERCORN, CORIANDER SEED, LACTIC ACID STARTER CULTURE.
Our HOMEGROWN salami are made entirely with pork raised on our farm in Northwood, New Hampshire. These limited release recipes highlight the fresh, foraged, and preserved local ingredients we have at hand and the selection changes with the seasons.
Check us out at
WWW.SHORTCREEKNH.COM
Distributed by:
SHORT CREEK FARM
Northwood, NH 03261
8 16746 02098 7











Figure 8.3
Processing facility plan. Cooler panels for refrigerated rooms are shown in blue.



Table 8.1
Processing facility equipment requirements

DEPARTMENT	EQUIPMENT	CONDITION
PROCESSING	Boot rack	New
	Foam cleaning system	New
	Soiled dish table	New
	Dishwashing machine	New
	Clean dish tabke	New
	Totes and dollies	New
	Wire shelving	New
	Poly top work tables	New
	Stainless steel work tables	New
	Butcherblock tables	New
	Cut resistant gloves	New
	Knives	New
	Scabbards	New
	Boning hooks	New
	Honing steels	New
	Spice grinder	Used
	Blender	New
	Convection oven	New
	Band saw	Used
	Skinning machine	Used
	Clipper	New
	Vacuum tumbler	New
	Washdown scale	New
	Smokehouse	New
	Smokehouse trucks	Used
	Steam kettle	Used
	Deli slicer	New
	Vacuum packaging machine	New
	Miscellaneous equipment	New
PACKAGING	Totes and dollies	New
	Stainless steel work tables	New
	Knives	New
	Honing steel	New
	Vacuum packaging machine	New
	Checkweighing scale	New
	Tape dispenser	Used
	Label printer	New
	Label applicator	New
	Wire shelving	New
	Miscellaneous equipment	New

Table 8.1 (*cont.*)
Processing facility equipment requirements

DEPARTMENT	EQUIPMENT	CONDITION
Storage & Shipping	Meat rail and hangers	New
	Insulated garments	New
	Wire shelving	New
	Pallet racking	New
	Pallet jack	New
	Stainless steel work table	New
	Miscellaneous equipment	New
General	Chemical dispenser system	New
	First aid kit	New
	Safety glasses	New
	Temperature data loggers	New
	Infrared thermometer	New
	Miscellaneous equipment	New
	Desks and chairs	New
	Filing cabinet	New
	pH meter	New
	Water activity meter	New
TOTAL COST		**$164,400**

Table 8.2
Direct cost and operating expense projections for farm operations

FISCAL YEAR	2021	2022	2023	2024	2025	2026
	0	1	2	3	4	5
VOLUME AS % OF BASE	60%	75%	90%	95%	100%	105%
DIRECT COSTS						
Beef	**10,880**	**46,290**	**55,850**	**59,450**	**63,130**	**66,880**
Feed	3,380	15,360	18,620	19,850	21,100	22,380
Livestock	5,400	24,540	29,750	31,710	33,720	35,760
Slaughter	760	5,040	6,110	6,510	6,920	7,340
Other	1,340	1,350	1,370	1,380	1,390	1,400
Pork	**134,860**	**172,450**	**208,690**	**222,400**	**236,350**	**250,570**
Bedding	12,600	15,910	19,280	20,550	21,850	23,170
Feed	94,200	118,930	144,140	153,670	163,370	173,260
Livestock	1,000	1,010	1,020	1,030	1,040	1,050
Slaughter	20,250	28,130	34,090	36,340	38,640	40,970
Other	6,810	8,470	10,160	10,810	11,450	12,120
TOTAL DIRECT COSTS	**145,740**	**218,740**	**264,540**	**281,850**	**299,480**	**317,450**
OPERATING EXPENSES						
Labor	82,990	116,430	119,050	121,730	124,460	127,260
Rent	12,424	16,236	12,424	12,424	12,424	12,424
Utilities	9,310	9,400	9,510	9,600	9,680	9,790
Repairs & Maintenance	4,330	4,370	4,410	4,450	4,500	4,540
Automotive	3,570	3,600	3,630	3,670	3,700	3,750
Insurance	420	420	420	430	430	440
Professional Fees	1,790	1,810	1,830	1,840	1,860	1,880
Other	22,438	30,092	34,842	33,347	31,816	30,224
TOTAL OPERATING EXPENSES	**137,272**	**182,357**	**186,116**	**187,491**	**188,870**	**190,308**
FARM TOTAL	**283,012**	**401,097**	**450,656**	**469,341**	**488,350**	**507,758**

Table 8.3
Schedule of current and anticipated loans

FISCAL YEAR	2021	2022	2023	2024	2025	2026
FARM						
Farm Mortgage						
Interest	11,293	16,734	16,416	16,086	15,743	15,388
Principal	5,363	8,250	8,568	8,898	9,240	9,596
Loan Balance	434,637	426,387	417,819	408,921	399,681	390,085
FCE Line of Credit						
Interest	1,221	1,005	789	575	357	141
Principal	3,600	3,600	3,600	3,600	3,600	3,600
Loan Balance	18,400	14,800	11,200	7,600	4,000	400
Massey Ferguson Tractor						
Interest	1,064	893	721	550	379	207
Principal	8,571	8,571	8,571	8,571	8,571	8,571
Loan Balance	48,571	40,000	31,428	22,857	14,286	5,714
Haul Truck & Trailer						
Interest		2,520	2,206	1,877	1,534	1,176
Principal		6,983	7,298	7,626	7,969	8,328
Loan Balance		49,017	41,719	34,093	26,124	17,796
Farm Infrastructure						
Interest			4,050	3,720	3,376	3,016
Principal			7,324	7,654	7,998	8,358
Loan Balance			82,676	75,022	67,024	58,666
Farm Equipment						
Interest			1,620	1,418	1,207	986
Principal			4,489	4,691	4,902	5,123
Loan Balance			31,511	26,819	21,917	16,794
FARM INTEREST	13,578	21,152	25,802	24,227	22,596	20,914
FARM PRINCIPAL	17,534	27,405	39,850	41,040	42,281	43,576
FARM BALANCE	501,608	530,204	616,353	575,313	533,032	489,456

Table 8.3 (*cont.*)
Schedule of current and anticipated loans

FISCAL YEAR	2021	2022	2023	2024	2025	2026
PROCESSING						
Ford Transit Van						
Interest	594	410	180	---	---	---
Principal	3,335	4,185	4,416	---	---	---
Loan Balance	7,459	3,274	---	---	---	---
Vemag Vacuum Stuffer						
Interest	1,414	1,128	863	586	296	---
Principal	6,213	5,759	6,024	6,301	6,591	---
Loan Balance	24,527	18,768	12,744	6,443	---	---
Processing Facility Startup						
Interest	12,000	35,023	32,050	28,942	25,695	22,302
Principal	21,701	66,080	69,053	72,161	75,408	78,801
Loan Balance	778,299	712,219	643,166	571,006	495,598	416,797
Refrigerated Box Truck						
Interest		166	133	100	67	34
Principal		6,584	6,617	6,650	6,683	6,716
Loan Balance		26,666	20,049	13,400	6,716	---
Processing Equipment						
Interest				4,500	3,677	2,818
Principal				18,279	19,102	19,961
Loan Balance				81,721	62,619	42,658
PROCESSING INTEREST	14,008	36,728	33,227	34,129	29,736	25,153
PROCESSING PRINCIPAL	31,249	82,608	86,109	103,390	107,783	105,479
PROCESSING BALANCE	810,285	760,927	675,960	672,569	564,933	459,454
TOTAL INTEREST	27,586	57,880	59,028	58,356	52,332	46,067
TOTAL PRINCIPAL	48,783	110,012	125,959	144,430	150,064	149,055
TOTAL BALANCE	1,311,893	1,291,131	1,292,313	1,247,883	1,097,965	948,910

Table 8.4
Monthly profit and loss projection for year 1

MONTH	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEPT	OCT	NOV	DEC
REVENUE												
Salami	40,853	41,455	42,057	42,659	43,262	43,864	44,466	45,068	45,671	46,273	46,875	47,477
Sausage	24,513	24,874	25,235	25,597	25,958	26,319	26,681	27,042	27,403	27,765	28,126	28,488
Bacon	10,930	11,091	11,252	11,413	11,574	11,735	11,896	12,058	12,219	12,380	12,541	12,702
Pork Cuts	9,664	9,806	9,949	10,091	10,234	10,376	10,519	10,661	10,804	10,946	11,089	11,231
Beef Cuts	8,736	8,865	8,993	9,122	9,251	9,380	9,509	9,637	9,766	9,895	10,024	10,152
Other	2,861	2,904	2,946	2,988	3,030	3,072	3,114	3,157	3,199	3,241	3,283	3,325
Co-packing	16,205	16,444	16,683	16,922	17,161	17,400	17,639	17,878	18,116	18,355	18,594	18,833
TOTAL REVENUE	**113,761**	**115,438**	**117,115**	**118,792**	**120,469**	**122,146**	**123,824**	**125,501**	**127,178**	**128,855**	**130,532**	**132,209**
COST OF GOODS SOLD												
Meat	38,816	39,388	39,961	40,533	41,105	41,677	42,249	42,822	43,394	43,966	44,538	45,111
Ingredients	6,341	6,434	6,528	6,621	6,715	6,808	6,902	6,995	7,089	7,182	7,276	7,369
Packaging	4,132	4,193	4,253	4,314	4,375	4,436	4,497	4,558	4,619	4,680	4,741	4,802
Direct Labor	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875	21,875
TOTAL COGS	**71,164**	**71,890**	**72,617**	**73,343**	**74,070**	**74,797**	**75,523**	**76,250**	**76,977**	**77,703**	**78,430**	**79,156**
GROSS PROFIT	**42,598**	**43,548**	**44,498**	**45,449**	**46,399**	**47,350**	**48,300**	**49,251**	**50,201**	**51,152**	**52,102**	**53,053**
OPERATING EXPENSES												
General & Administrative	11,765	11,035	12,424	12,424	12,424	13,813	14,313	13,813	12,424	12,424	12,424	11,035
Personnel	10,098	10,098	10,098	10,098	10,098	10,098	10,098	10,098	10,098	10,098	10,098	10,098
Marketing & Sales	4,603	3,994	4,021	4,047	4,073	4,099	4,531	4,152	4,178	4,204	4,231	4,257
Contingency	5,155	4,830	4,844	4,858	4,872	4,886	5,116	4,914	4,928	4,942	4,956	4,970
TOTAL OPERATING EXPENSES	**31,621**	**29,957**	**31,386**	**31,426**	**31,467**	**32,896**	**34,057**	**32,976**	**31,628**	**31,668**	**31,708**	**30,360**
OPERATING INCOME	**10,977**	**13,591**	**13,112**	**14,022**	**14,933**	**14,454**	**14,243**	**16,274**	**18,573**	**19,484**	**20,394**	**22,693**
OTHER INCOME AND EXPENSES												
Income from Grants	-	-	-	-	-	-	-	-	-	-	-	-
Interest on Debt	(3,061)	(3,061)	(3,061)	(3,061)	(3,061)	(3,061)	(3,061)	(3,061)	(3,061)	(3,061)	(3,061)	(3,061)
Depreciation	(6,951)	(6,951)	(6,951)	(6,951)	(6,951)	(6,951)	(6,951)	(6,951)	(6,951)	(6,951)	(6,951)	(6,951)
NET INCOME BEFORE TAX	**965**	**3,580**	**3,101**	**4,011**	**4,921**	**4,442**	**4,231**	**6,263**	**8,562**	**9,472**	**10,382**	**12,681**
Taxes	3,695	---	---	3,695	---	---	3,695	---	---	3,695	---	---
NET INCOME	**(2,729)**	**3,580**	**3,101**	**317**	**4,921**	**4,442**	**537**	**6,263**	**8,562**	**5,778**	**10,382**	**12,681**

Table 8.5
Monthly balance sheet projection for year 1

MONTH	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEPT	OCT	NOV	DEC
ASSETS												
CURRENT ASSETS	**221,394**	**224,035**	**226,197**	**225,574**	**229,557**	**233,060**	**232,658**	**237,982**	**245,605**	**250,444**	**259,887**	**271,630**
Cash	114,400	108,630	102,381	93,348	88,919	84,012	75,199	72,112	71,324	67,752	68,785	72,116
Accounts Receivable	64,686	70,600	76,514	82,427	88,341	94,254	100,168	106,082	111,995	117,909	123,823	129,736
Inventory	42,308	44,805	47,302	49,800	52,297	54,794	57,291	59,788	62,286	64,783	67,280	69,777
FIXED ASSETS	**1,563,451**	**1,556,500**	**1,549,550**	**1,542,599**	**1,535,648**	**1,528,697**	**1,521,746**	**1,514,796**	**1,507,845**	**1,500,894**	**1,493,943**	**1,486,992**
PP&E - Farm	617,308	615,884	614,460	613,037	611,613	610,189	608,766	607,342	605,918	604,495	603,071	601,648
PPE - Processing	945,144	939,616	934,089	928,562	923,035	917,508	911,981	906,454	900,926	895,399	889,872	884,345
Other Assets	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
TOTAL ASSETS	**1,784,846**	**1,780,535**	**1,775,746**	**1,768,173**	**1,765,205**	**1,761,758**	**1,754,405**	**1,752,778**	**1,753,450**	**1,751,338**	**1,753,831**	**1,758,622**
LIABILITIES & EQUITY												
LIABILITIES	**1,408,464**	**1,400,574**	**1,392,685**	**1,384,795**	**1,376,905**	**1,369,015**	**1,361,126**	**1,353,236**	**1,345,346**	**1,337,457**	**1,329,567**	**1,321,677**
Accounts Payable	21,651	22,929	24,207	25,485	26,763	28,041	29,319	30,597	31,875	33,153	34,431	35,709
Long-term Debt	1,386,813	1,377,645	1,368,477	1,359,309	1,350,142	1,340,974	1,331,806	1,322,639	1,313,471	1,304,303	1,295,136	1,285,968
EQUITY	**376,381**	**379,961**	**383,062**	**383,378**	**388,300**	**392,742**	**393,279**	**399,542**	**408,104**	**413,881**	**424,264**	**436,945**
Member Contributions	386,100	386,100	386,100	386,100	386,100	386,100	386,100	386,100	386,100	386,100	386,100	386,100
Member Distributions	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)	(2,000)
Retained Earnings	(7,719)	(4,139)	(1,038)	(722)	4,200	8,642	9,179	15,442	24,004	29,781	40,164	52,845
TOTAL LIABILITIES & EQUITY	**1,784,846**	**1,780,535**	**1,775,746**	**1,768,173**	**1,765,205**	**1,761,758**	**1,754,405**	**1,752,778**	**1,753,450**	**1,751,338**	**1,753,831**	**1,758,622**

Table 8.6
Monthly cash flow projection for year 1

MONTH	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEPT	OCT	NOV	DEC
OPERATING ACTIVITIES												
NET INCOME	**(2,729)**	**3,580**	**3,101**	**317**	**4,921**	**4,442**	**537**	**6,263**	**8,562**	**5,778**	**10,382**	**12,681**
Depreciation	6,951	6,951	6,951	6,951	6,951	6,951	6,951	6,951	6,951	6,951	6,951	6,951
Accounts Receivable	(5,914)	(5,914)	(5,914)	(5,914)	(5,914)	(5,914)	(5,914)	(5,914)	(5,914)	(5,914)	(5,914)	(5,914)
Inventory	(2,497)	(2,497)	(2,497)	(2,497)	(2,497)	(2,497)	(2,497)	(2,497)	(2,497)	(2,497)	(2,497)	(2,497)
Accounts Payable	1,278	1,278	1,278	1,278	1,278	1,278	1,278	1,278	1,278	1,278	1,278	1,278
CASH FROM OPERATING	**(2,911)**	**3,397**	**2,919**	**134**	**4,739**	**4,260**	**355**	**6,081**	**8,380**	**5,596**	**10,200**	**12,499**
INVESTING ACTIVITIES												
CAPITAL EXPENDITURES												
Farm	(67,000)	---	---	---	---	---	---	---	---	---	---	---
Processing	(35,000)	---	---	---	---	---	---	---	---	---	---	---
CASH FROM INVESTING	**(102,000)**	---	---	---	---	---	---	---	---	---	---	---
FINANCING ACTIVITIES												
Change in Debt	80,082	(9,168)	(9,168)	(9,168)	(9,168)	(9,168)	(9,168)	(9,168)	(9,168)	(9,168)	(9,168)	(9,168)
Change in Equity	---	---	---	---	---	---	---	---	---	---	---	---
CASH FROM FINANCING	**80,082**	**(9,168)**	**(9,168)**	**(9,168)**	**(9,168)**	**(9,168)**	**(9,168)**	**(9,168)**	**(9,168)**	**(9,168)**	**(9,168)**	**(9,168)**
BEGINNING BALANCE	**139,229**	**114,400**	**108,630**	**102,381**	**93,348**	**88,919**	**84,012**	**75,199**	**72,112**	**71,324**	**67,752**	**68,785**
CHANGE IN CASH	**(24,829)**	**(5,770)**	**(6,249)**	**(9,033)**	**(4,429)**	**(4,907)**	**(8,813)**	**(3,087)**	**(788)**	**(3,572)**	**1,033**	**3,332**
ENDING BALANCE	**114,400**	**108,630**	**102,381**	**93,348**	**88,919**	**84,012**	**75,199**	**72,112**	**71,324**	**67,752**	**68,785**	**72,116**

Table 8.7
Profit and loss statements for 2018 to 2020

FISCAL YEAR	2018	2019	2020
REVENUE			
American Berkshire	-	-	29,751
Beef	3,855	5,741	30,391
Co-Packing	-	2,624	13,983
Livestock	240	125	-
Pork	228,257	243,573	316,138
Pork/Beef	16,933	26,801	13,108
Vegetables	8,189	7,664	27,014
Other	240	4,080	3,699
TOTAL REVENUE	**257,714**	**290,608**	**434,084**
COST OF GOODS SOLD			
TOTAL COGS	**145,953**	**134,426**	**214,720**
GROSS PROFIT	**111,761**	**156,182**	**219,364**
OPERATING EXPENSES			
General & Administrative	49,864	71,381	69,904
Personnel	5,646	42,772	105,985
Marketing & Sales	19,187	22,786	17,568
TOTAL OPERATING EXPENSES	**74,697**	**136,939**	**193,457**
OPERATING INCOME	**37,064**	**19,243**	**25,907**
OTHER INCOME AND EXPENSES			
Income from Grants	-	(2,763)	2,763
Interest on Debt	(975)	(2,047)	(2,691)
Other Income (Expense)	2,361	1,941	21,641
NET INCOME BEFORE TAX	**38,450**	**16,374**	**47,620**
Taxes	-	-	239
NET INCOME	**38,450**	**16,374**	**47,381**

Table 8.8
Balance sheets for 2018 to 2020

FISCAL YEAR	2018	2019	2020
ASSETS			
CURRENT ASSETS	**59,742**	**49,956**	**84,782**
Cash	26,067	8,256	16,110
Accounts Receivable	4,304	9,022	32,688
Inventory	29,371	32,678	35,984
FIXED ASSETS	**79,836**	**53,191**	**162,342**
PP&E - Farm	53,582	36,274	122,315
PPE - Processing	25,254	15,917	39,027
Other Assets	1,000	1,000	1,000
TOTAL ASSETS	**139,578**	**103,147**	**247,124**
LIABILITIES & EQUITY			
LIABILITIES	**67,970**	**42,517**	**135,570**
Accounts Payable	13,967	4,455	20,057
Long-term Debt	54,003	38,062	115,513
EQUITY	**71,608**	**60,630**	**111,554**
Member Contributions	120,000	120,000	120,000
Member Distributions	-	(2,000)	(2,000)
Retained Earnings	(48,392)	(57,371)	(6,446)
TOTAL LIABILITIES & EQUITY	**139,578**	**103,147**	**247,124**

Attachments

Attachment 8.1
Short Creek Farm 2018 federal tax return

Attachment 8.2
Short Creek Farm 2019 federal tax return

Attachment 8.3
Short Creek Farm 2020 federal tax return

Attachment 8.4
Personal financial statement for Jeff Backer

Attachment 8.5
Personal financial statement for Dave Viola